Launch Update: Matthew Wong (27.2% growth rate | desirable subject) Inbox ×

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Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Dear ,

It's been almost two years since we last launched an offering featuring this artist—our team has been patiently waiting for the right painting to acquire him again.

New painting: *5:22 PM by Matthew Wong*

We won this painting at auction and are offering it for $735k. Here's why we acquired it:

- **Attractive Growth Rate:** Similar paintings have grown at an annual rate of 27.2% ('20-'24)
- **Positive Appraisals:** Every single one of Masterworks Matthew Wong paintings (7) has been internally appraised up from its original valuation.
- **Desirable Subject:** Landscape paintings are Matthew Wong's most desirable subject at auction, with larger versions making up nine out of the artist's top ten auction records.
- **Legendary Peers:** Matthew Wong is believed to have shared an artistic connection with Vincent Van Gogh, and was featured in a joint show with the Van Gogh Foundation in 2024.

Invest here. View offering circular below.

The Masterworks Team

—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks internally appraises artworks that are held by entities administered by Masterworks Administrative Services. Masterworks' appraisals are only valid as of the effective appraisal date and are prepared in accordance with the 2025-2026 Uniform Standards of Professional Appraisal Practice, although there are potential conflicts of interest given Masterworks retains an ownership interest in the subject artworks as well as ownership of the Masterworks Platform. See more information in Important Disclosures.

Record 'landscape paintings' at auction and previous Masterworks offerings featuring artwork by Matthew Wong not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.